Exhibit 99.2

VOTE BY INTERNET Go to https : //ts . vstocktransfer . com/pxlogin and log in using the below control number . Voting will be open until 11 : 59 p . m . , Eastern Time, June 30 , 2025 . CONTROL # VOTE BY FAX Mark, sign, and date your proxy card and return it to 646 - 536 - 3179. VOTE BY EMAIL Mark, sign, date and scan your proxy card and email it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 7 th Floor, West Lobby, Building 7 B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province, China, on July 2 , 2025 , at 10 : 00 a . m . local time . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - Skillful Craftsman Education Technology Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RESOLUTIONS. ORDINARY RESOLUTION 1 : THAT : as an ordinary resolution, the authorised share capital of the Company be increased from US $ 100 , 200 divided into 500 , 000 , 000 ordinary shares of US $ 0 . 0002 par value each and 1 , 000 , 000 preference shares of US $ 0 . 0002 par value each to US $ 101 , 000 divided into 500 , 000 , 000 ordinary shares of US $ 0 . 0002 par value each and 5 , 000 , 000 preference shares of US $ 0 . 0002 par value each by the creation of an additional 4 , 000 , 000 preference shares of US $ 0 . 0002 par value each (the “Share Capital Increase”) . FOR AGAINST ABSTAIN ORDINARY RESOLUTION 2 : THAT : as an ordinary resolution, immediately following the Share Capital Increase becoming effective, 1 , 000 , 000 preference shares of par value US $ 0 . 0002 be designated and issued to Mr . Bin Fu, the Chief Executive Officer and Chairman of the Boar of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share of which he is the holder subject to the Certificate of Designation attached hereto as Annex A and Award Agreement attached hereto as Annex B (the “Preference Share Issue”, and together with the Certificate of Designation and Award Agreement, the “Preference Share Transaction”) FOR AGAINST ABSTAIN Note: To transact such other business as may properly come before the Extraordinary General Meeting of Stockholders and any adjournments or postponements thereof. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LTD EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS JULY 2, 2025 AT 10:00 A.M. (LOCAL TIME) IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 2, 2025 The Notice, the Proxy Statement and Proxy Card are available online at: https://ts.vstocktransfer.com/irhlogin/I - SKILLFULCRAFTS DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints Mr . Dawei Chen, or, failing him, the Chairperson of the Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of Skillful Craftsman Education Technology Limited (the “Company”) which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment or postponement thereof) of the Company to be held on July 2 , 2025 , at 10 : 00 a . m . , local time ( 10 : 00 p . m . Eastern Time on July 1 , 2025 ), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned . Each ordinary share is entitled to one vote . The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting . THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED . Electronic Delivery of Future Proxy Materials : If you would like to reduce the costs incurred by Skillful Craftsman Education Technology Ltd in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer : Email Address : (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)